The CATO Corporation
August 12, 2008
Ms. Tia Jenkins
Securities and Exchange Commission
Office of Beverages, Apparel, and Health Care Services
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

RE:	The Cato Corporation Form 10-Q for Quarterly Period Ended May 03, 2008 and filed June 11, 2008 File No. 001-31340
Dear Ms. Jenkins:
In regards to your letter dated August 5, 2008 for our filing referenced above, we will provide a response by August 29, 2008. We appreciate your consideration as the additional time needed is due to our second quarter having just ended on August 2, 2008.
If you have questions, please contact me at (704) 551-7315.
Sincerely,
John R. Howe
Senior Vice President — Controller
Principal Financial Officer
8100 Denmark Road
P.O. Box 34216
Charlotte, NC 28234
(704) 554-8510